Exhibit 3.1

CERTIFICATE OF FORMATION

OF

MAVERICK MERGER SUB, LLC

THE UNDERSIGNED, an authorized person, for purposes of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware, hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the limited liability company) is Maverick Merger Sub, LLC.

SECOND: The address of the registered office and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware, 19801. The name of the registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Maverick Merger Sub, LLC this 28th day of August, 2009.

By:	/s/ Brian J. Leung
Brian J. Leung Authorized Person